                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1-A)

                    Under the Securities Exchange Act of 1934



                            REDIFF.COM INDIA LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Equity Shares, Rs. 5 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    757479100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 25, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box:  [ ]

                                  SCHEDULE 13D

--------------------------------------           -------------------------------
CUSIP No.      757479100                                       Page 2 of 9 Pages
--------------------------------------           -------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                              I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                                 (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)      [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,445,499

                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     2,445,499

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,445,499
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*      [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------           -------------------------------
CUSIP No.     757479100                                       Page 3 of 9 Pages
--------------------------------------           -------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC)
            I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                                 (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,445,499
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     2,445,499
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,445,499
----------- --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]
----------- --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.1%
----------- --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------           -------------------------------
CUSIP No.      757479100                                      Page 4 of 9 Pages
--------------------------------------           -------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.              I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                                 (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,445,499
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,445,499
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,445,499
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------           -------------------------------
CUSIP No.     757479100                                       Page 5 of 9 Pages
--------------------------------------           -------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Ventures International, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                                 (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,445,499
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,445,499
----------- --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,445,499
----------- --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]
----------- --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.1%
----------- --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------           -------------------------------
CUSIP No.     757479100                                       Page 6 of 9 Pages
--------------------------------------           -------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Queenswood Investments Limited                      I.D. #98-0216409
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                                 (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Mauritius
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,445,499
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY          --------- ------------------------------------------------
OWNED BY                 9      SOLE DISPOSITIVE POWER
EACH
REPORTING                       2,445,499
PERSON WITH           --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,445,499
----------- --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]
----------- --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.1%
----------- --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1-A amends and restates Amendment No 1., filed on July 13, 2001 to the Schedule 13D filed on December 29, 2000 (the "Schedule 13D") on behalf of Warburg, Pincus & Co., a New York general partnership ("WP"), Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WP LLC"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities "WPEP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI"), and Queenswood Investments Limited, a Mauritius corporation ("Queenswood" and, together with WP, WP LLC, WPEP and WPVI, the "Reporting Entities"). This Amendment No. 1-A to the Schedule 13D relates to the equity shares, par value Rs. 5, of Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India (the "Company"). Unless the context otherwise requires, references herein to the "Equity Shares" are to the equity shares of the Company, par value Rs. 5 per share.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 13D. All references in the Schedule 13D to EMW shall refer to WP LLC.

Item 2. Identity and Background.

     Item 2 is amended by deleting Schedule I attached to the Schedule 13D and replacing such Schedule I with Schedule I attached to this Amendment No. 1. References to Schedule I in the Schedule 13D, shall refer to Schedule I attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is amended by inserting the following paragraph after the first paragraph thereof:

     Queenswood expended an aggregate of $2,394,747.25 to purchase 437,499 Equity Shares. All of the funds required to acquire such Equity Shares held by Queenswood were obtained from the working capital of WPEP and WPVI, which funds were contributed as a capital contribution to Queenswood to enable Queenswood to purchase such Equity Shares.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following paragraph after the first paragraph:

     As set forth on Schedule III hereto, Queenswood acquired an additional 437,499 Equity Shares of the Company in open market purchases for an aggregate of $2,394,747.25.

Item 5. Interest in Securities of the Issuer.

     Items 5(a) through 5(c) are amended and restated in their entirety as follows:

     (a) As of July 11, 2001, WP, WP LLC and Queenswood each beneficially owned 2,445,499 Equity Shares. WPEP and WPVI each beneficially owned 50% or approximately 1,222,750 of the Equity Shares. By reason of their respective relationships with Queenswood, each of the Reporting Enitities may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the Equity Shares that Queenswood beneficially owns.

     The 2,445,499 Equity Shares represented approximately 19.1% of the outstanding Equity Shares, based on the 12,795,200 Equity Shares outstanding as of December 31, 2000, as represented by the Company in its Form 6-K for the quarter ended December 31, 2000.

     (b) Queenswood has, and WP and WP LLC, by virtue of their control position with respect to WPEP and WPVI, the two shareholders of Queenswood, may be deemed to have, the sole power to vote or to direct the vote and to dispose or to direct the disposition with respect to the 2,445,499 Equity Shares owned by Queenswood. By virtue of their ownership positions in Queenswood, WPVI and WPEP each may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition with respect to the Equity Shares owned by Queenswood.

     (c) Except for the transactions described in Item 4, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedules I and II hereto.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2001              QUEENSWOOD INVESTMENTS LIMITED



                                   By:     /s/  Charles R. Kaye
                                           --------------------
                                   Name:   Charles R. Kaye
                                   Title:  Director

Dated:  July 16, 2001              WARBURG, PINCUS EQUITY
                                   PARTNERS, L.P.

                                   By:     Warburg, Pincus & Co.,
                                           General Partner

                                   By:     /s/  Charles R. Kaye
                                            --------------------
                                   Name:   Charles R. Kaye
                                   Title:  Partner

Dated:  July 16, 2001              WARBURG, PINCUS VENTURES  INTERNATIONAL,
                                   L.P.

                                   By:     Warburg, Pincus & Co.,
                                           General Partner

                                   By:     /s/  Charles R. Kaye
                                           --------------------
                                   Name:   Charles R. Kaye
                                   Title:  Partner

Dated:  July 16, 2001              WARBURG, PINCUS & CO.


                                   By:     /s/  Charles R. Kaye
                                           --------------------
                                   Name:   Charles R. Kaye
                                   Title:  Partner


Dated:  July 16, 2001              WARBURG PINCUS LLC



                                   By:     /s/  Charles R. Kaye
                                           --------------------
                                           Name:  Charles R. Kaye
                                           Title:  Member

                                                                      SCHEDULE I


     SCHEDULE I Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") and Warburg, Pincus Ventures International, L.P. ("WPVI") is WP. WPEP, WPVI, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------


----------------------------------- --------------------------------------------------------------------------------------
                                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                                           TO POSITION WITH WP, AND POSITIONS

            NAME                                              WITH THE REPORTING ENTITIES

----------------------------------- --------------------------------------------------------------------------------------
Joel Ackerman                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Gregory Back                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David Barr                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Harold Brown                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Sean D. Carney                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
W. Bowman Cutter                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Cary J. Davis                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Stephen Distler                     Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Stewart K. P. Gross                 Partner of WP; Member and Senior Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Patrick T. Hackett                  Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jeffrey A. Harris                   Partner of WP; Member and Senior Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
William H. Janeway                  Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Charles R. Kaye                     Partner of WP; Member and Executive Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry Kressel                       Partner of WP; Member and Senior Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------




Joseph P. Landy                     Partner of WP; Member and Executive Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Sidney Lapidus                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Kewsong Lee                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jonathan S. Leff                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Reuben S. Leibowitz                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David E. Libowitz                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Nancy Martin                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Edward J. McKinley                  Partner of WP; Member and Managing Director of WP LLC and President of Warburg
                                    Pincus International LLC
----------------------------------- --------------------------------------------------------------------------------------
Rodman W. Moorhead III              Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
James Neary                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Howard H. Newman                    Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Gary D. Nusbaum                     Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Dalip Pathak                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Lionel I. Pincus                    Managing Partner of WP; Managing Member, Chairman and Chief Executive Officer
                                    of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John D. Santoleri                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Steven G. Schneider                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Barry Taylor                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John L. Vogelstein                  Partner of WP; Member, President and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Elizabeth H. Weatherman             Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David Wenstrup                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Pincus & Co.*
----------------------------------- --------------------------------------------------------------------------------------
NL & Co.**
----------------------------------- --------------------------------------------------------------------------------------


---------------------

* New York limited partnership; primary activity is ownership interest in WP and WP LLC. ** New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC

----------------------------------- --------------------------------------------------------------------------------------
                                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                                         TO POSITION WITH WP LLC, AND POSITIONS

            NAME                                              WITH THE REPORTING ENTITIES

----------------------------------- --------------------------------------------------------------------------------------
Joel Ackerman                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Gregory Back                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David Barr                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Frank M. Brochin (1)                Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Harold Brown                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sean D. Carney                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
W. Bowman Cutter                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Cary J. Davis                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stephen Distler                     Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Tetsuya Fukagawa (2)                Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Makoto Fukuhara (2)                 Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Stewart K. P. Gross                 Member and Senior Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Alf Grunwald (3)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Patrick T. Hackett                  Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jeffrey A. Harris                   Member and Senior Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sung-Jin Hwang (4)                  Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Roberto Italia (5)                  Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
William H. Janeway                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Charles R. Kaye                     Member and Executive Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Rajesh Khanna (6)                   Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------




Henry Kressel                       Member and Senior Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Rajiv B. Lall (6)                   Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Joseph P. Landy                     Member and Executive Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sidney Lapidus                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Kewsong Lee                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jonathan S. Leff                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Reuben S. Leibowitz                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David E. Libowitz                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Nicholas J. Lowcock (7)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John W. MacIntosh (8)               Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Nancy Martin                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Edward J. McKinley                  Member and Managing Director of WP LLC and President of Warburg Pincus
                                    International LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Rodman W. Moorhead III              Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
James Neary                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Howard H. Newman                    Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Gary D. Nusbaum                     Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Dalip Pathak                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Lionel I. Pincus                    Managing Member, Chairman and Chief Executive Officer of WP LLC; Managing
                                    Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Pulak Chandan Prasad (6)            Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John D. Santoleri                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------



----------------------------------- --------------------------------------------------------------------------------------
                                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                                         TO POSITION WITH WP LLC, AND POSITIONS

            NAME                                              WITH THE REPORTING ENTITIES

----------------------------------- --------------------------------------------------------------------------------------
Steven G. Schneider                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Melchior Stahl (3)                  Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Chang Q. Sun (9)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Barry Taylor                        Member and Managing Director of WP LLC, Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
John L. Vogelstein                  Member, President and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Elizabeth H. Weatherman             Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David Wenstrup                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jeremy S. Young (7)                 Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Pincus & Co.*
----------------------------------- --------------------------------------------------------------------------------------


(1) Citizen of France

(2) Citizen of Japan

(3) Citizen of Germany

(4) Citizen of Korea

(5) Citizen of Italy

(6) Citizen of India

(7) Citizen of United Kingdom

(8) Citizen of Canada

(9) Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and WP LLC

                                                                   SCHEDULE III

----------------------- ------------------------ -----------------------------
                             Number of ADS
      Trade Date               Purchased                  Purchase Price
----------------------- ------------------------ -----------------------------
April 16, 2001                            2,000                   $  5,500.00
----------------------- ------------------------ -----------------------------
April 17, 2001                           34,000                     93,500.00
----------------------- ------------------------ -----------------------------
April 20, 2001                            2,500                      6,875.00
----------------------- ------------------------ -----------------------------
April 24, 2001                           25,000                     68,750.00
----------------------- ------------------------ -----------------------------
April 25, 2001                          133,000                    365,750.00
----------------------- ------------------------ -----------------------------
May 9, 2001                              11,000                     30,250.00
----------------------- ------------------------ -----------------------------
May 29, 2001                            575,000                  1,569,750.00
----------------------- ------------------------ -----------------------------
May 29, 2001                             92,499                    254,372.25
----------------------- ------------------------ -----------------------------

---------------
(1) Each American Depository Share ("ADS") is represented by one-half of one Equity Share.